

January 15, 2016

Via E-mail
Stephen Goldstein, Esq.
494 Eighth Avenue, Suite 1000
New York, NY 10001

>   **Re: Global-Tech Advanced Innovations Inc.**
>   **Schedule 13E-3**
>   **Filed December 23, 2015**
>   **File No. 005-53903**

Dear Mr. Goldstein:

We have reviewed the above-captioned filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Schedule 13E-3

1. The last sentence of narrative in the section titled "Introduction" indicates that "[n]o Filing Person, including the Company, is responsible for the accuracy of any information supplied by any other Filing Person." The use of such a disclaimer is inconsistent with the attestation that must accompany each filing person's signature on the Schedule 13E-3. Each filing person must certify that, to the best of their knowledge and belief, the information set forth in the schedule is true, complete and correct. See Exchange Act Rule 13e-100. Please revise to delete the reference.

Exhibit (a)-(1)

Termination of the Merger Agreement (Page 73), page 11

2. Please specify the "end date" referenced in this section.

Reasons for the Merger and Recommendation of the Special Committee and Our Board of Directors, page 25

3. Please revise to clarify why "the nature of the Company's business requires Mr. Sham's continued role in management and customer relations matters," which, as you noted on page 29, may have discouraged third parties from submitting alternative acquisition proposals.

Purposes and Reasons of the Buyer Group for the Merger, page 34

4. Please revise to clarify the reasons for undertaking the transaction at this time. See Item 1013(c) of Regulation M-A and Instruction 1 to Item 1013.

Certain Financial Projections, page 34

5. Please clarify which members of "management" prepared and provided the financial projections to the Special Committee's financial advisor.

6. Disclosure indicates that the financial projections were based on "numerous assumptions and estimates as to future events." Please revise to disclose the material assumptions and estimates on which the projections were based.

Opinion of Houlihan Lokey (China) Limited, the Special Committee's Financial Advisor, page 39

7. Disclosure indicates that "Houlihan Lokey's opinion was furnished for the use of the Special Committee (solely in its capacity as such) in connection with its evaluation of the Merger and may not be used for any other purpose without the prior written consent of Houlihan Lokey." This disclosure is inconsistent with the balance of the disclosure addressing the fairness of the proposed transaction to shareholders. Please delete this disclosure. Alternatively, you may revise to add an explanation that clarifies this statement, consistent with the guidelines set forth in the Excerpt from Current Issues and Rulemaking Projects Outline (November 14, 2000), which is available on our website. Please also confirm that Houlihan Lokey has consented to the use of its opinion in your disclosure statement.

8. Please revise to describe the qualifications of Houlihan Lokey and the method of selection of Houlihan Lokey. See Item 1015(b)(2) and (3) of Regulation M-A.

9. Please revise to specify the portion of the $350,000 fee that was paid upon the execution of Houlihan Lokey's engagement letter, the portion that was paid upon delivery of Houlihan Lokey's opinion and the portion which will become payable upon closing of the merger.

10. Disclosure indicates that Houlihan Lokey will also receive a fee for acting as financial advisor to the Special Committee in connection with certain of the negotiations leading to the merger. Please revise to disclose the fee for such services, including the portion which is contingent upon consummation of the merger.

Primary Benefits and Detriments of the Merger, page 48

11. Please quantify the reduction of costs associated with operating the company as a publicly traded company. See Instruction 2 to Item 1013 of Regulation M-A.

The Company's Net Book Value and Net Earnings, page 49

12. Please revise to clarify the significant increase in Mr. Sham's interest in the company's net book value after the closing of the merger.

Alternatives to the Merger, page 50

13. Please revise to describe the alternatives you reference in this section and state the reasons for rejecting each alternative. See Item 1013(b) of Regulation M-A.

Financing of the Merger, page 51

14. Please revise to state any material conditions to the financing discussed in this section. Also disclose any alternative financing arrangements or alternative financing plans in the event the primary financing plans fall through. See Item 1007(b) of Regulation M-A.

Support Agreement, page 51

15. Please revise to clarify the relationship between each Rollover Shareholder's interest in the company and each Rollover Shareholder's interest in Parent after closing of the merger.

Treatment of Company Options, page 62

16. Please revise to clarify the treatment of Rollover Options.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from each filing person acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (202) 551-3589 if you have any questions regarding our comments.

Sincerely,

/s/ Tiffany Piland Posil

Tiffany Piland Posil
Special Counsel
Office of Mergers and Acquisitions

cc: Via E-mail
        Ling Huang, Esq.
        Cleary Gottlieb Steen & Hamilton LLP